Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 41 dated October 5, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PM81

ISIN:	US52517PM813

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

	Total	Per Note
Issue Price:	$5,000,000	100%
Agent’s Commission:	$0	0%
Proceeds to Lehman Brothers Holdings:	$5,000,000	100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

Trade Date:	October 5, 2006

Issue Date:	October 12, 2006

Stated Maturity Date:	October 12, 2016, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	8.90%, subject to the “Interest Accrual” provision described below.

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other: See “Interest Rate per Annum” below

Spread:	Not applicable

Initial Interest Rate:	Not applicable

Minimum Rate:	0%

Maximum Rate:	Not applicable

Interest Reset Dates:	Daily, from and including the Issue Date to but excluding the Stated Maturity Date, subject to Optional Redemption.

Interest Payment Dates:

Each January 12, April 12, July 12 and October 12, commencing on January 12, 2007, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Accrual:

From and including the Issue Date to but excluding the Stated Maturity Date, subject to Optional Redemption, interest will accrue on each LIBOR Reset Date on which 3-Month LIBOR for the relevant LIBOR Observation Date is within the applicable LIBOR Range. If the value of 3-Month LIBOR (stated as a percent per annum) on the relevant LIBOR Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related LIBOR Reset Date at the applicable Interest Rate per Annum. If, however, the value of 3-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related LIBOR Reset Date.

3-Month LIBOR:

For any LIBOR Observation Date, LIBOR (Telerate) with an index maturity of 3 months.  If 3-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Calculation Agent will determine LIBOR based on quotations from five reference banks in the manner described in the Prospectus with respect to four major banks in the London interbank market, substituting “five” in each place “four” appears, for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date.

LIBOR Range:
	Period	LIBOR
	From and including Issue Date to but excluding the Stated Maturity Date	1.00%(minimum) to 6.25% (maximum)

LIBOR Observation Date:

With respect to each LIBOR Reset Date that is a London business day not occurring during the LIBOR Suspension Period, that London business day.  With respect to each LIBOR Reset Date that is not a London business day not occurring during the LIBOR Suspension Period, the last preceding London business day.  With respect to each LIBOR Reset Date occurring during the LIBOR Suspension Period, the LIBOR Observation Date will be the last London business day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:

The period beginning on the fifth New York and London business day prior to each Interest Payment Date (including the Stated Maturity Date, subject to Optional Redemption) to but excluding that Interest Payment Date (including the Stated Maturity Date, subject to Optional Redemption).

Adjusted:	☐ Yes ☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing

Optional Redemption:

The Notes may be redeemed at the option of Lehman Brothers Holdings in whole or in part, at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on October 12, 2007.  Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.